Bontan Corporation Inc.

Consolidated Financial Statements

For the Three and Nine Months Ended December 31, 2009 and 2008

(Canadian Dollars)

(UNAUDITED – see Notice to Reader dated February 25, 2010)

Index

Notice to Reader issued by the Management	2

Consolidated Balance Sheets	3

Consolidated Statements of Operations	4

Consolidated Statements of Cash Flows	5

Consolidated Statement of Shareholders’ Equity Consolidated Statement of Comprehensive Loss and Accumulated Other Comprehensive Loss	6-7 8
Notes to Consolidated Financial Statements	9-29

BONTAN CORPORATION INC.

NOTICE TO READER OF THE  INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Bontan Corporation Inc. for the three and nine months ended December 31, 2009 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

February 25, 2010

Bontan Corporation Inc.
Consolidated Balance Sheets
(Canadian Dollars)
(Unaudited – see Notice to Reader dated February 25, 2010)

	Note	December 31, 2009	March 31, 2009
			(Audited)
Assets
Current
Cash		$419,133	$352,958
Short term investments	4,16(vi) & (vii)	1,985,522	1,091,563
Prepaid consulting services	8	-	20,484
Other receivables	16(viii)	125,532	118,508

		$2,530,187	$1,583,513
Office equipment and furniture	5	$9,439	$9,434
Goodwil	7	$3,214,593
Interest in licences and permit	6	$17,655,021	$-
		$23,409,240	$1,592,947
Liabilities and shareholders' equity
Current liabilities
Accounts payable	16(v)	$11,464,918	$96,544
Audit and consulting fees accrued	16(ix)	208,065	55,474
Short term loans	9	1,763,843	-
Total current liabilities		$13,436,826	$152,018
Non-controlling interests		$3,162,921	$-
Shareholders' Equity
Capital stock	10	$33,960,697	$32,854,075
Warrants	12	5,908,849	2,192,927
Contributed surplus		4,154,266	4,154,266
Accumulated other comprehensive loss		(2,279,437)	(4,425,018)
Deficit		(34,934,882)	(33,335,321)
		(37,214,319)	(37,760,339)
Total shareholders' equity		$6,809,493	$1,440,929
		$23,409,240	$1,592,947

Going concern (note 2)
Commitments and Contingent Liabilities (Note 15)
Related Party Transactions (Note 16)
Subsequent events (Note 20)

Approved by the Board               ”Kam Shah”             Director        ”Dean Bradley”      Director
                                                           (signed)                                                (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Operations
(Canadian Dollars)
(Unaudited – see Notice to Reader dated February 25, 2010)

		Three months ended	Nine months ended	Three months ended	Nine months ended
	Note	December 31, 2009		December 31, 2008
Income
(Loss)Gain on disposal of short term investments		(313,489)	(852,766)	$(151,279)	$44,649
Exchange gain on translation		231,634	186,872	$92,102	$110,070
Interest		-	-	1,267	7,176

		(81,855)	(665,894)	(57,910)	161,895
Expenses
Consulting fees	14,16(iv)	201,830	399,442	130,069	327,683
Payroll		12,804	34,524	11,571	26,874
Travel, meals and promotions		22,657	60,315	11,593	43,215
Shareholders information	16(i)	45,231	117,148	40,171	104,671
Professional fees		8,653	27,526	6,342	20,353
Office and general		18,221	35,930	9,118	32,400
Bank charges		995	1,810	631	1,928
Interest on short term loans and payable		56,519	56,519	-	-
Advisory fee		219,977	219,977	-	-
Communication		2,296	8,365	2,357	9,847
Rent	16(ii)	6,515	15,885	4,267	12,856
Amortisation		637	1,667	507	1,389
Transfer agents fees		4,323	6,231	1,211	3,402
		600,658	985,339	217,837	584,618
		(682,513)	(1,651,233)	(275,747)	(422,723)
Non-controlling interests		51,672	51,672	-	-
Net loss for period		(630,841)	(1,599,561)	(275,747)	(422,723)

Basic and diluted loss per share information
Net Loss per share	13	$(0.01)	$(0.04)	$(0.01)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statements of Cash Flows
(Canadian Dollars)
(Unaudited – see Notice to Reader dated February 25, 2010)

		Three months ended	Nine months ended	Three months ended	Nine months ended
	Note	December 31, 2009		December 31, 2008
Cash flows from operating activities
Net loss for year		(630,841)	(1,599,561)	$(275,747)	$(422,723)
Amortization of office equipment and furniture		637	1,667	507	1,389
Loss(Gain) on disposal of short term investments		313,489	852,766	151,279	(44,649)
Consulting fees settled for common shares	8	79,639	120,927	64,500	226,455
Net change in working capital components
Other receivables		(25,840)	(7,024)	(51,699)	(61,768)
Accounts payable		11,403,998	11,368,374	62,687	55,624
Audit and consulting fees accrued		186,489	152,591	6,251	(8,985)
		$11,327,571	$10,889,740	$(42,222)	(254,657)
Investing activities
Purchase of office equipment and furniture		(1,671)	(1,671)	-	(5,256)
Acquisition of interest in licences and permit		(14,938,382)	(14,938,382)	-	-
Purchase of short term Investments		(46,469)	(133,584)	(521,070)	(2,363,220)
Net proceeds from sale of short term investments		61,447	398,810	470,545	1,814,476
		$(14,925,075)	$(14,674,827)	$(50,525)	$(554,000)
Financing activities
Short term loans		1,763,843	1,763,843	-	-
Common shares issued net of issuance costs		2,013,005	2,087,419	-	-
		$3,776,848	$3,851,262	$-	$-
Increase(Decrease) in cash during period		179,344	66,175	(92,747)	(808,657)
Cash at beginning of period		239,789	352,958	543,152	1,259,062
Cash at end of period		419,133	419,133	$450,405	$450,405
Supplemental disclosures
Non-cash operating activities
Consulting fees settled for common shares and	8			64,500	226,455
options and expensed during the period		79,639	120,927
Consulting fees prepaid in shares	8	-	-	(81,000)	42,941
		$79,639	$120,927	$(16,500)	$269,396
Non-cash investing activities
Shares and warrants issued towards cost of acquisition of interest in licences and permit		2,716,639	2,716,639	-	-
Non-cash financing activities
Shares returned for cancelation		81,957	81,957	16500	16500

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Shareholders’ Equity
(Canadian Dollars)
For the nine months ended December 31, 2009
(Unaudited – see Notice to Reader dated February 25, 2010)
The accompanying notes are an integral part of these consolidated financial statements.

	Number of Shares	Capital Stock	Warrants	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive loss	Shareholders' Equity
Balance March 31, 2008	30,095,743	$32,901,488	$2,153,857	$4,077,427	$(32,645,906)	$(1,306,768)	$5,180,098
Issued under private placement	1,000,000	62,280		-			62,280
Finder fee		(6,228)					(6,228)
Value of warrants issued under private placement transferred to contributed surplus		(39,070)	39,070				-
Shares canceled	(275,000)	(64,395)					(64,395)
Options revaluation upon changes in the terms				76,839			76,839
Net loss					(689,415)		(689,415)
Unrealised loss on short term investments, net of tax considered available for sale						(3,118,250)	(3,118,250)
Balance, March 31, 2009	30,820,743	$32,854,075	$2,192,927	$4,154,266	$(33,335,321)	$(4,425,018)	$1,440,929
Unrealised gain on short term investments, net of tax, considered available for sale						316,203	316,203
Net loss for the quarter					(205,637)		(205,637)
Balance, June 30, 2009	30,820,743	$32,854,075	$2,192,927	$4,154,266	$(33,540,958)	$(4,108,815)	$1,551,495
Shares canceled	(350,000)	(81,957)					(81,957)
Issued under 2009 Consultant stock compensation plan	100,000	20,542					20,542
Issued under private placement	1,500,000	82,682					82,682
Finder's fee		(8,268)					(8,268)
Warrants issued under private placement		(58,725)	58,725				-
Unrealised gain on short term investments, net of tax, considered available for sale						770,166	770,166
Net loss for the quarter					(763,083)		(763,083)
Balance, September 30, 2009	32,070,743	$32,808,349	$2,251,652	$4,154,266	$(34,304,041)	$(3,338,649)	$1,571,577

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Shareholders’ Equity (Continued...2)
(Canadian Dollars)
For the nine months ended December 31, 2009
(Unaudited – see Notice to Reader dated February 25, 2010)

	Number of Shares	Capital Stock	Warrants	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive loss	Shareholders' Equity
Balance, September 30, 2009	32,070,743	$32,808,349	$2,251,652	$4,154,266	$(34,304,041)	$(3,338,649)	$1,571,577
Issued under private placements	16,225,000	2,236,672					$2,236,672
Finders fee		(223,667)					$(223,667)
Issued under 2009 Stock Compensation Plan	228,333	79,901					$79,901
Issued in connection with acquisition of interest in Licences and Permit	8,617,686	2,716,639					$2,716,639
Warrants issued		(3,521,952)	3,521,952				$-
Warrants issued as finder s fee		(135,245)	135,245
Unrealised gain on short term investments, net of tax considered available for sale						1,059,212	$1,059,212
Net loss for the quarter					(630,841)		$(630,841)
Balance, December 31, 2009	57,141,762	$33,960,697	$5,908,849	$4,154,266	$(34,934,882)	$(2,279,437)	$6,809,493

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Consolidated Statement of Comprehensive Loss and Accumulated Other Comprehensive Loss
(Canadian Dollars)
 (Unaudited – see Notice to Reader dated February 25, 2010)

	Note	nine months ended December 31		Year ended March 31
		2009	2008	2009
		(Unaudited)	(Unaudited)	(Audited)
Net loss for period		$(1,574,909)	$(422,723)	$(689,415)
Other comprehensive loss
Unrealised gain (loss) for period on short term investments, net of tax considered available for sale	4	2,145,581	(3,036,129)	(3,118,250)
Comprehensive income (loss)		570,672	(3,458,852)	(3,807,665)

Accumulated other comprehensive loss
Beginning of period		(4,425,018)	(1,306,768)	(1,306,768)
Other comprehensive income (loss) for period		2,145,581	(3,036,129)	(3,118,250)
Accumulated other comprehensive loss, end of period	4	$(2,279,437)	$(4,342,897)	$(4,425,018)

The accompanying notes are an integral part of these consolidated financial statements.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

1.      NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects. The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

In November 2009, the Company acquired, through its wholly owned subsidiary, an indirect 71.63% working interest in two drilling licenses and one exploration permit in the Levantine Basin, approximately 40 kilometers off the west coast of Israel.

The Company does not currently own any oil and gas properties with proven reserves.

2.             Going concern

Management has prepared these consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) applicable to a going concern, which contemplates that assets will be realized and liabilities discharged in the normal course of business as they come due. To this point, all operational activities and the overhead costs have been funded from the available cash and short term investments and by equity issuances

The Company has a negative working capital of approximately $ 11 million  and accumulated deficit of approximately $ 35 million.  The Company will have to secure  new cash resources to meet obligations on its current project. Management is currently evaluating and pursuing funding alternatives, including additional farm-out agreements and new equity issuances. There is no assurance that these initiatives will be successful. Uncertainty in global capital markets could have a negative impact on the Company’s ability to access capital in the future.

The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital to complete exploration and development activities, identify commercial oil and gas reserves and to ultimately have profitable operations. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the Company was unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

3.      PRINCIPLES AND USE OF ESTIMATES

These financial statements consolidate the accounts of the Company and its wholly owned subsidiary, Bontan Oil and Gas Corporation, and of Israel Petroleum Corporation, a Cayman Island limited company that was formed on November 12, 2009, in which the Company acquired 75% equity interest, and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and footnotes required for compliance with GAAP in Canada for annual audited financial statements. These Statements and notes should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report for the fiscal year ended March 31, 2009.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

3.      PRINCIPLES AND USE OF ESTIMATES - continued

The accounting policies adopted for the preparation of these Statements are the same as those applied for the Company’s audited financial statements for the fiscal year ended March 31, 2009 except as discussed below for the adoption of new accounting standards.

The preparation of these Statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these Statements reflect all adjustments necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     Adoption of new accounting and disclosure policies

Goodwill :

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually. Goodwill and all other assets and liabilities have been allocated to the country cost centre level, referred to as a reporting unit. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning April 1, 2009. Goodwill was accounted for in compliance with the applicable new standard.

Credit risk and the fair value of financial assets and financial liabilities:

Effective April 1, 2009, the Company adopted  the recommendations of the Emerging Issues Committee Abstract EIC -173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which states that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities. These recommendations were particularly applied in evaluating the fair values of the short term investments.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

3.      PRINCIPLES AND USE OF ESTIMATES - continued

Adoption of new accounting and disclosure policies - continued

Asset retirement obligation

The Company recognizes and measures the liabilities for obligations associated with the retirement of petroleum and natural gas properties when those obligations result from the acquisition, construction, development or normal operation of the asset. The obligation is measured at fair value and the related costs recorded as part of the carrying value of the related asset. In subsequent periods, the liability is adjusted for the change in present value and any changes in the amount or timing of the underlying future cash flows required to settle the obligation. The asset retirement costs included in petroleum and natural gas costs are depleted or amortized into income in accordance with the Company’s policies pertaining to those assets.  Actual costs to retire petroleum and natural gas properties are deducted from the accrued liability as these costs are incurred.

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

The Company’s transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. The financial reporting impact of the transition cannot be reasonably estimated at this time.

The initial phase of implementation included conceptual application of the new rules, analysis of the Company’s accounting data and assessment of key areas that may be impacted. In this phase, short term investments were identified. The next phase will include the analysis of accounting policy alternatives available under IFRS as well as the determination of changes required to existing information systems and business processes.

Business combinations

In January 2009, the CICA issued the new handbook Section 1582, Business Combinations, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of Section 1582 is permitted. This pronouncement further aligns Canadian GAAP with US GAAP and IFRS and changes the accounting for business combinations in a number of areas. It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired. The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations. Although the Company is considering the impact of adopting this pronouncement on the consolidated financial statements, it will be limited to any future acquisitions beginning in fiscal 2012.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

3.	PRINCIPLES AND USE OF ESTIMATES -	continued

Recent accounting pronouncements – continued

Consolidated financial statements and non-controlling interests

In January 2009, the CICA issued the new handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, effective for fiscal years beginning on or after January 1, 2011. Earlier adoption of these recommendations is permitted. These pronouncements further align Canadian GAAP with US GAAP and IFRS. Sections 1601 and 1602 change the accounting and reporting for ownership interest in subsidiaries held by parties other than the parent. Non-controlling interests are to be presented in the consolidated statement of financial position within the entity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and
Consolidated financial statements and non-controlling interests  - continued

presented on the face of the consolidated statement of income. In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements in fiscal 2012 in connection with the conversion to IFRS.

4.	SHORT TERM INVESTMENTS

	December 31, 2009		March 31, 2009
	Carrying average costs	fair market value	Carrying average costs	fair market value
Marketable securities	4,012,608	1,985,522	5,253,571	1,091,563
Non-marketable securities	252,350	-	263,010	-
	$4,264,958	$1,985,522	$5,516,581	$1,091,563
Unrealised loss before tax		$(2,279,436)		$(4,425,018)
Movements in unrealised (loss)gain
At beginning of period		(4,425,018)		$(1,306,768)
(loss)gain during period		2,145,581		$(3,118,250)
At end of year		$(2,279,437)		$(4,425,018)

a.     Marketable securities

Marketable securities are designated as “available-for-sale”.

Marketable securities are stated at fair value based on quoted market prices on the balance sheet as at December 31, 2009. An unrealised gain of $2,145,582 for the nine months ended December 31, 2009 was included in the consolidated statement of comprehensive loss and accumulated other comprehensive loss.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

4.	SHORT TERM INVESTMENTS - continued

a.     Marketable securities - continued

As at December 31, 2009, the Company held warrants in certain marketable securities which are exercisable at its option to convert into equal number of common shares of the said securities. The total exercise price of these warrants was $ $ 81,666 (March 31, 2009: $138,189) and the market value of the underlying securities was $ 9,800 as at that date (March 31, 2009: $ 34,509). These warrants and the underlying unrealised gains and losses have not been accounted for in the financial statements since the Company has not yet determined if it would exercise these warrants before their expiry in April 2012.

b.     Non-marketable securities

 The Company held shares in two private corporations as at December 31, 2009, which are designated as “Available for sale”. Based on the management review of the affairs of the above investee companies and discussions with their management, it was concluded that there was no other than temporary impairment in the carrying costs of these investments as at December 31, 2009  The factors considered in our impairment review included length of time the security was held, extent to which the fair value was below cost, current financial conditions of the investee companies, near term prospects of the investee companies and our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery.

The Company however believed that as at December 31, 2009 and March 31, 2009, the value of these investments was seriously affected due partly to the overall adverse market conditions and has therefore continued to value them at zero value.

5.	OFFICE EQUIPMENT AND FURNITURE

	Cost	accumulated amortisation	Net book value	Net book value
	As at December 31, 2009			March 31, 2009
				(Audited)
Office furniture	4,725	1,833	2,892	3,402
Computer	3,432	1,416	2,016	1,302
Software	5,793	1,262	4,531	4,730
	$ 13,950	$ 4,511	$ 9,439	$ 9,434

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

6.      INTEREST IN LICENCES AND PERMIT

In November 2009, the Company acquired, through its wholly owned subsidiary, an indirect 71.63% working interest in two drilling licenses and one exploration permit in the Levantine Basin, approximately 40 kilometres off the west coast of Israel. The two drilling licenses, Petroleum License 347 (“Mira”) and Petroleum License 348 (“Sarah”), cover approximately 198,000 (net 141,827) acres, and the exploration permit, Petroleum Preliminary Permit 199 (“Benjamin”), covers approximately 461,000 (net 330,214) acres.

The  working interest is held in the form of a 75% equity interest in Israel Petroleum Company, Limited, or IPC Cayman, a Cayman Islands limited company that was formed to explore and develop the properties off the west coast of Israel.

The following costs incurred in connection with this acquisition have been capitalized:

cash to vendor	$899,725
Shares and warrants issued to vendor at fair value (note 12(a)(ii)	2,716,639
Seismic data relating to the licences and permit	13,202,648
Legal	189,778
Other direct costs	646,231
$17,655,021

The licences and permit require approval of transfer by the Petroleum Commissioner from PetroMed Corporation, a Belize corporation (the Vendor), to IPC Cayman.  The transfer of the licences and permit is being disputed. See note 20 (d), (e) and (f). Substantial seismic data concerning the area covered by the Mira and Sara licenses and the Benjamin permit, including 2D and 3D seismic surveys, have been collected by WesternGeco.

The vendor provided IPC Cayman with irrevocable deeds of assignment with respect to each of the licenses and permit and are committed to hold the said licences and permit on behalf of the iPC Cayman until their transfer.

The management carried out an impairment tests in the light of various disputes and other circumstances including the current efforts at raising the required funds and overall legal opinion on the validity of such disputes and claims and concluded that at this stage there was no permanent impairment requiring any write offs.

7.      GOODWILL

Goodwill resulted from the difference between the carrying value of assets and liabilities of the Company’s subsidiary, IPC Cayman and fair value of such assets and liabilities applicable to non controlling interests in IPC Cayman.

The management concluded that there was no permanent impairment requiring any adjustment to the goodwill at December 31, 2009.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

8.      PREPAID CONSULTING SERVICES

Prepaid consulting services relate to the fair value of shares and options issued under the Company’s Consultants’ Stock Compensation and Stock Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Balance at April 1, 2009	Deferred during period	Canceled during period	Expensed during period	Balance at December 31, 2009

Stocks	20,484	(59,454)	(81,957)	120,927	-
	$20,484	$(59,454)	$(81,957)	$120,927	$-

	Balance at April 1, 2008	Deferred during the year	Canceled during the year	Expensed during the year	Balance at March 31, 2009
Options	$7,878	$76,839	$-	$(84,717)	$-
Stocks	278,018	-	(64,395)	(193,139)	20,484
	$285,896	$76,839	$(64,395)	$(277,856)	$20,484

	Balance at April 1, 2008	Deferred during period	Canceled during the period	Expensed during period	Balance at December 31, 2008
Options	7,878	-		(5,910)	1,968
Stocks	278,018		(16,500)	(220,545)	40,973
	$285,896	$-		$(226,455)	$42,941

(a)
In December 2008, the directors approved payment of fee in cash to two consultants upon their returning, for cancelation, common shares of the Company issued earlier in settlement of the said fee. One of the consultants, Mr. Terence Robinson returned his shares prior to March 31, 2009 and the other consultant, Mr. John Robinson returned, for cancelation, 350,000 in July 2009 and hence cash liability of $82,000 and related shares cancelation was accounted for by the Company during the quarter ended September 30, 2009.

(b)
The Company issued 328,333 common shares  to five new consultants  whose services were hired during the period. The shares issued covered their fees  up to December 31, 2009 and were valued at market price of the Company’s common shares on the date of issue.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

9.      SHORT TERM LOANS

		December 31, 2009	March 31, 2009
			(audited)
Cuurent Capital Corp., a related party	a	130,875	-
due to Company controlled by the sole director of IPC, Cayman	b	743,018
Other	c	889,950	-
		1,763,843

a.
The amount was borrowed on November 24, 2009 in US $ 125,000. The loan carries interest at the rate of 10% per annum and is repayable in full on or before November 24, 2010 with accumulated interest. The interest of US$ 1,267 up to December 31, 2009 is included in the accrual.

The Company issued 125,000 warrants as an inducement. The features of these warrants are explained in note 10.(v)

b.	Funds advanced are repayable on demand and carry interest at 5% per annum.

c.
The amount was borrowed on November 12, 2009 in US$ 850,000. The loan carries interest at 10% per annum. The loan together with the accumulated interest are repayable on or before November 12, 2010. Interest of US$ 10,479 is included in the accrual. The Promissory Note covering this loan is secured by the pledge of 1,125 shares of Israel Petroleum Company, Limited.

The Company issued 1,000,000 warrants as an inducement. The features of these warrants are explained in note 10.(v).

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

10.           CAPITAL STOCK

(a)         Authorized

Unlimited number of common shares

(b)         Issued

	December 31, 2009		March 31, 2008
			(Audited)
	Common		Common
	Shares	Amount	Shares	Amount
Beginning of period	30,820,743	$32,854,075	30,095,743	$32,901,488
Canceled (note 6(a))	(350,000)	(81,957)	(275,000)	(64,395)
Issued under 2009 Consultant stock compensation plan (a)	328,333	100,443
Issued under private placements (b)	17,725,000	2,319,354	1,000,000	62,280
Finder's fee (b)	-	(231,935)		(6,228)
Issued to vendor on acquisition of interest in licences and permit ( note 5)	8,617,686	2,716,639
Value assigned to warrants issued to vendor on acquisition of interest in licences and permit (8)		(2,363,476)
Value assigned to warrants issued as finders fee under private placements		(135,245)
Value assigned to warrants issued under private placements (note 8(a) ( i))	-	(1,217,201)	-	(39,070)
	57,141,762	$33,960,697	30,820,743	$32,854,075

(a)
On April 7, 2009, the Company registered 2009 Consultant Stock Compensation Plan with Securities and Exchange Commission in a registration statement under the US Securities Act of 1933. 3 million common shares of the Company were registered under the Plan. During the nine months ended December 31, 2009, 328,333  common shares were issued to five consultants out of this plan in settlement of their fee for the period ( during the quarter ended December 31, 2009 : 228,333 shares were issued ). These shares were valued at the market price of the common shares prevailing on the date of issue.

(b)
1. On December 12, 2008, The Board of Directors of the Company approved a private placement to raise equity funds up to US$500,000. The private placement consists of Units up to maximum of ten million, to be issued at US0.05 per Unit. Each Unit would comprise one common share of the Company and one full warrant convertible into one common share of the Company at an exercise price of US$0.10 each within two years of the issuance of warrant.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

10.           CAPITAL STOCK (b) (b) - continued

The board also approved a finder’s fee at 10% of the proceeds from the issuance of units and warrants attached thereto and 10% of warrants issued in warrants with the same terms, payable to Current Capital Corp., a related party (note 13).

During the period ended December 31, 2009,, the Company received ten subscriptions for a total of 9  million units ( during the quarter ended December 31, 2009 : eight subscriptions for 6.5 million units). The subscription closed on October 15, 2009.

(b).2            On November 20, 2009, The Board of Directors of the Company approved a private placement to raise equity funds up to US$5,500,000. The private placement consists of Units up to maximum of 27.5 million, to be issued at US0.20 per Unit. Each Unit would comprise one common share of the Company and one full warrant convertible into one common share of the Company at an exercise price of US$0.35 each within five years of the issuance of warrant, subject to an early recall if the market price of the Company’s common shares exceeds US$ 1 for a period of 20 consecutive trading days.

The board also approved a finder’s fee at 10% of the proceeds from the issuance of units and warrants attached thereto and 10% of warrants issued in warrants with the same terms, payable to Current Capital Corp., a related party, net of any fees payable to anyone else (note 13).

During the period and the quarter ended December 31, 2009,, the Company received eleven subscriptions for a total of 8,725,000 million units. The subscription will be closed on February 2010 but may be extended at the discretion of the directors.

11.           STOCK OPTION PLANS

(a)           The following is a summary of all Stock Option Plans as at September 30, 2009:

Plan	Date of registration *	# of Options
		Registered	issued	Expired	Exercised	Outstanding
1999 Stock option Plan	April 30, 2003	3,000,000	3,000,000	(70,000)	(1,200,000)	1,730,000
2003 Stcok Option Plan	July 22, 2004	2,500,000	2,500,000	(155,000)	(400,000)	1,945,000
The Robinson Plan	December 5, 2005	1,100,000	1,100,000	-	-	1,100,000
2005 Stock Option Plan	December 5, 2005	1,000,000	50,000	-	-	50,000
		7,600,000	6,650,000	(225,000)	(1,600,000)	4,825,000

*  Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

All options were fully vested on the dates of their grant.

(c)
There were no movements during the nine months and quarter ended December 31, 2009. The weighted average exercise price of the outstanding stock options is US$0.15 (March 31, 2009: $0.15, December 31, 2008: $0.15.)

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

11.           STOCK OPTION PLANS  - continued

(C)           Details of weighted average remaining life of the options granted and outstanding are as follows:
	December 31, 2009	March 31, 2009
Number of options oustanding and excercisable	4,825,000	4,825,000
Exercise price in US$	0.15	0.15
Weighted average remaining contractual life (years)	1.02	1.78

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 1,995,000 options and less than the market price for the balance of 2,830,000 options. Upon expiry or termination of the contracts, vested options must be exercised within 30 days for consultants and 90 days for directors.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

12.	WARRANTS

(a)  Movement in warrants during the period are as follows:

		December 31, 2009			March 31, 2009
					(Audited)
	Note	# of warrants	Weighted average exercise price	Fair value	# of warrants	Weighted average exercise price	Fair value
Issued and outstanding, beginning of period		13,846,420	0.24	2,192,927	12,846,420	0.44	2,153,857
Issued under 2008-9 Private Placement	i	9,000,000	0.10	339,560	1,000,000	0.10	39,070
Issued as finders fee under 2008-9 private placement	i	1,000,000	0.10	37,729
Issued to vendor for acquisition of interest in licences and permit	ii	22,853,058	4.00	2,363,476
Issued under 2009 Private Placement	iii	8,725,000	0.35	877,641
Issued as finders fee under 2008-9 private placement	iii	872,500	0.35	97,516
Issued to minority shareholders of IPC Cayman	iv	7,000,000	.35 or cashless excercise	-
Issued to lenders of short term loans	v	1,150,000	0.35	-
Issued and outstanding, end of year		64,446,978	0.23	5,908,849	13,846,420	0.24	2,192,927

    (i) The company issued 9 million warrants under a 2008 private placement relating to Units subscribed plus one million warrants as finder’s fee during the period ended December 31, 2009 as explained in Note 10(b)
     (b) 1. These warrants are convertible into equal number of common shares at an exercise price of US$0.10 per warrant and expire within two years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	1%
Expected dividend	nil
Expected volatility	185%
Expected life	730 days
Market price	US$0.35

(a)  Movement in warrants during the period are as follows:

(i) The company issued 9 million warrants under a 2008 private placement relating to Units subscribed plus one million warrants as finder’s fee during the period ended December 31, 2009 as explained in Note 10(b) (b).1. These warrants are convertible into equal number of common shares at an exercise price of US$0.10 per warrant and expire within two years of their issue.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

12.	WARRANTS (a) (i) - continued

The fair value of the warrants as per the Black-Scholes option price model amounted to $3,169,022. Using the relative fair value method, an amount of $339,560 for warrants issued to private places and $ 37,729 for warrants issued as finder’s fee  (total 87%) has been accounted for as reduction in value of shares and increase in value of warrants.

(ii)
The company issued 22, 853,058  warrants to the vendor as part of the cost of acquisition of licences and permit as explained in Note 6. These warrants are convertible into equal number of common shares at an exercise price of US$ 4.00 per warrant and expire within seven years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	1%
Expected dividend	nil
Expected volatility	178%
Expected life	2,555 days
Market price	US$0.30

The fair value of the warrants as per the Black-Scholes option price model amounted to $6,449,170. Using the relative fair value method, an amount of $2,363,476 for warrants issued (total 87%) has been accounted for as reduction in value of shares and increase in value of warrants.

(iii)
The company issued 8,725,000 warrants under a 2009 private placement relating to Units subscribed plus 872,500 as finder’s fee during the period ended December 31, 2009  as explained in Note 10(b)(b).2. These warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expire within five years of their issue.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate	1%
Expected dividend	nil
Expected volatility	175%
Expected life	1,825 days
Market price	US$0.31

The fair value of the warrants as per the Black-Scholes option price model amounted to $2,818,440. Using the relative fair value method, an amount of $877,641 for warrants issued to private places and $ 97,516 for warrants issued as finder’s fee  (total 59%) has been accounted for as reduction in value of shares and increase in value of warrants.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

12.	WARRANTS (a) (iii) - continued

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

(iv)
The Company issued 7 million warrants to two shareholders of IPC Cayman who hold 25% equity while the Company holds the balance 75% equity, under Contribution and Assignment Agreement dated November 14, 2009. No cash consideration or shares were attached to these warrants and hence these warrants are measured as zero value. The warrants are convertible into equal number of common shares of the Company at an initial exercise price of US$0.35 within five years of their issuance. The holders of these warrants are entitle to a cashless exercise under which number of shares to be issued will be based on number of shares for which warrants are exercised times the difference between market price of common share and the exercise price divided by the market price. Shares resulting from this formula will be issued against the exercised warrants without any cash consideration.

(v)
The Company issued 1,150,000 warrants as an inducement to two lenders to lend money to the Company under promissory notes. These warrants are convertible into equal number of common shares at an exercise price of US$0.35 within five years. Value of these warrants is measured as zero.

(b) Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	December 31, 2009		March 31, 2009
			(Audited)
	Warrants outstanding & excercisable		Warrants outstanding & excercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)	Number	Weighted average remaining contractual life (years)
0.25	12,846,420	0.50	12,846,420	0.29
0.10	11,000,000	1.71	1,000,000	1.88
4.00	22,853,058	6.87
0.35	17,747,500	4.94
1.54	64,446,978	4.18	13,846,420	0.40

On June 4, 2009, the Board of Directors of the Company approved a further extension of the expiry date of 11,124,460 warrants issued as part of 2006 private placement and still outstanding by one year from their existing expiry dates. The fair value of these warrants was not recalculated due to this change.

On September 28, 2009, the Board of Directors of the Company approved a further extension of the expiry date of 1,721,960 warrants issued as part of 2003 private placement and still outstanding by nine months from their existing expiry dates. The fair value of these warrants was not recalculated due to this change.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

13.           LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the period, which were 36,798,192 shares for the nine months  and 48,569,756 for the three months ended December 31, 2009 (nine and three months ended December 31, 2008– 30,065,187 and 30,004,076 respectively).

The Company had approximately 64.4 million (December 31, 2008:12.8 million) warrants and 4.8 million options (December 31, 2008: 4.8 million) , which were not exercised as at December 31, 2009. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

14.	CONSULTING FEE

	Three months ended	Nine months ended	Three months ended	Nine months ended
	December 31, 2009		December 31, 2008
Fees settled in stocks and options (Note 6)	80,258	38,970	64,499	226,455
Fees settled for cash	121,572	360,472	65,570	101,228

	$ 201,830	$ 399,442	$ 130,069	$ 327,683

15.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000

(b)
The Company entered into a consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010.  The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. Mr. Shah was approved cash fee of $10,000 plus taxes per month for the year ending December 31, 2009 for his services. The fee was revised to $ 15,000 plus taxes per  month by the audit committee resolution dated February 18, 2010. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)
The Company entered into a consulting contract with Mr. Terence Robinson, a key consultant and a former Chief Executive Officer, on April 1, 2003 for a six-year term up to March 31, 2009. On august 4, 2009, this contract was renewed for another five years effective April 1, 2009. The renewed contract provides for a fixed monthly fee of $10,000 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

15.           COMMITMENTS AND CONTINGENT LIABILITIES  - continued

(d)
The Company has a consulting contract with Mr. John Robinson. Mr. John Robinson is sole owner of Current Capital Corp., a firm with which the Company has an ongoing contract for media and investor relations, and a brother of Mr. Terence Robinson who is a key consultant to the Company and a former Chief Executive Officer of the Company.  On March 28, 2008, the Company renewed the consulting contract with Mr. John Robinson for another year to June 30, 2009.  The consulting fee was agreed to be US$82,000 which was pre-paid by issuance of 350,000 common shares under 2007 Consultant Stock Compensation Plan.  Mr. Robinson provides services that include assisting the management in evaluating new projects and monitoring short term investment opportunities that the Company may participate in from time to time. A new Consulting Contract was signed with Mr. John Robinson on July 1, 2009 for period to March 31, 2014. The Contract provides for a fixed monthly fee of $8,500 plus taxes. The Consultant will also be entitled to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(e)
The Company has agreed to payment of a finder’s fee to Current Capital Corp., a related party, at the rate of 10% of the proceeds from exercise of any of the outstanding warrants. The likely fee if all the remaining warrants are exercised will be approximately $ 726,000.

(f)
The company has agreed to register the shares and warrants issued in connection with the acquisition of the interest in licences and permit, short term loans and certain private placement, with Securities and Exchange Commission within 60 to 90 days of their issuance. The last date of filing being February 16,2010. The Company filed the required registration on time subsequently.

(g)
The company entered into consulting agreements with three independent consultants ranging from one year to eighteen months. The fees payable under these agreements are payable in shares subject to approval of their monthly reports. Total shares committed under these agreements out of the existing Consultant Stock Compensation Plan is approximately 612,000.

(h)
The Company’s subsidiary, IPC Cayman enter into two consulting agreements with directors of the endor, PetroMed Corp. for fixed terms. Commitments include cash fee not exceeding approximately US$ 150,000 and issuance of 650,000 warrants at US$.35 exercise price for a five year term convertible into equal number of shares subject to certain performance criteria and achievements of certain milestones. IPC also has a consulting agreement with its manager and sole director, International Three Crown Petroleum to pay a management fee of US$ 20,000 per month.

16.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements. Amounts are for nine months ended December 31, 2009 and balances are at December 31, 2009. Comparative amounts are for the nine months ended December 31, 2008 and balances as at December 31, 2008.

(i)
Included in shareholders information expense is $100,761 (2008 – $96,384) to Current Capital Corp, (CCC) for media relations services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)	CCC charged $14,932 for rent (2008: $12,856).

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

16.           RELATED PARTY TRANSACTIONS - continued

(iii)	Business expenses of $14,143 (2008: $12,997) were reimbursed to directors of the corporation and $61,252 (2008 - $47,240) to a key consultant and a former chief executive officer of the Company.

(iv)
Consulting fees include cash fee paid to directors for services of $97,500 (2008: $ 27,500). Fees prepaid to a director $1,277 (2008: $ 2,588). Cash fee paid to key consultant and a former chief executive officer of the Company was $90,000 (2008: nil).

(v)
Accounts payable includes $72,146 (2008: $9,489) due to CCC, $45,302 (2008: $3,955) due to directors and $46,726 (2008: $66,557) due to a key consultant and a former chief executive officer of the Company.

(vi)
Included in short term investments is an investment of $200,000 (2008: $200,000) in a private corporation controlled by a brother of the key consultant. The investment was stated at market value which was considered nil as at December 31, 2009 (December 31, 2008: $nil).

(vii)
Included in short term investments is an investment of $1,869,381 carrying cost and $1,136,696 fair value (2008: $1,837,956 carrying cost and $466,146 fair value) in a public corporation controlled by a key shareholder of the Company. This investment represents common shares acquired in open market or through private placements and represents less than 1% of the said Corporation.

(viii)
Included in other receivable is an advance of $70,000 made to a director. (2008: $70,000). The advance is repayable when the market price of the common shares of the Company stays at US$0.50 or above for a consecutive period of three months. These advances do not carry any interest.

(ix)	Finders fee of $ 140,060 (2008: $nil) was accrued to CCC in connection with the private placements.

17.           SEGMENTED INFORMATION

As at December 31 and March 31, 2009, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The accounting policies of the segments are same as those described in Note 2 of the audited consolidated financial statements for the year ended March 31, 2009.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

17.           SEGMENTED INFORMATION  - Continued

Geographic Information

The Company operates from one location in Canada. Its subsidiary, IPC Cayman has office in the USA. Its assets were located as follows:

	December 31, 2009	March 31, 2009
		(Audited)
Canada	5,570,311	1,592,947
USA	183,908	-
Israel *	17,655,021	-
	23,409,240	1,592,947
Represents location of the licences and permit in which the Company holds working interest.

18.           FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s search for new business participation opportunities, and limited exposure to credit and market risks while ensuring greater returns on the surplus funds on hand.

There were no changes to the objectives or the process from the prior period.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution and one brokerage firm. The risk is mitigated because the financial institution is a prime Canadian bank and the brokerage firms are well known Canadian brokerage firms with good market reputationand all its assets are backed up by one of the major Canadian banks.

Further, our key assets – interest in licences and permit are located in one country – Israel.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

18.           FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS - continued

(c)	Liquidity risk:

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to complete planned  exploration commitments on its petroleum and natural gas properties or that viable options are available to fund such commitments from new equity issuances or alternative sources such as farm-out agreements. However, as an exploration company at an early stage of development and without significant internally generated cash flow, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual exploration expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. Refer to the Company’s going concern note (note 2) for further details on issues surrounding liquidity risk.

The Company’s maintains limited cash for its operational needs while most of its surplus cash is invested in short term marketable securities which are available on short notice to fund the Company’s operating costs and other financial demands.

(d)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. Approximately 2% of total assets at December 31, 2009 (23% as at March 31, 2009), and approximately 97% of its liabilities as at that date ($nil as at March 31, 2009) were held in US dollars.  The results of the Company’s operations are therefore subject to currency transaction and translation risk.

The fluctuation of the US dollar in relation to the Canadian dollar will consequently impact the loss of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates are as follows:
December 31, 2009                                                     March 31, 2009

One US Dollar to CDN Dollar                                                                                                 1.0470          1.2602

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time.

19.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had short term loans of approximately $1 million and payables of approximately $470,000 as at December 31, 2009 and current assets, mostly in cash and short term investments of approximately $2.3 million. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

19.           CAPITAL DISCLOSURES - Continued

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and short term investments.

As at December 31, 2009, the shareholders’ equity was approximately $ 6.8 million (March 31, 2009: $1.4 million). Approximately 31% or $2.4 million was held in cash and short term investments (March 31, 2009: $1.1 million or 79%). the Company completed its 2008-9 private placement in October 2009 and raised an approximate additional $ 420,000. Another private placement began in November 2009 and until December 31, 2009, approximately US$ 1.8 million were collected and spent on the project on hand. This private placement continues until the subscription of the balance of US$ 3.7 million.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital.

The Company expects its current capital resources will be sufficient to carry its business plans and operations through its current operating period. The Company will need to raise additional $ 12 million to pay for the seismic data on the current project and also to cover the increased working capital requirements.

20.	SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 25, 2010 when they were available to be issued.

Key events are as follows:

(a)	The Company’s wholly owned subsidiary, Bontan Oil & Gas Corporation changed its name on January 18, 2010 to Israel Oil & Gas Corporation

(b)
The expiry date of 23,846,420 warrants, which were expiring between June 2010 and October 2011 and of 4,825,000 options, which were expiring between May 2010 and March 2014 was extended to March 31, 2014 by a board resolution dated January 29, 2010.

(c)
Approximately US$ 1.6 million of additional amount was raised through sale of approximately 7.6 million units under a private placement that was approved on November 20, 2009. This private placement will close on February 28, 2010 but may be extended by a board resolution.

Bontan Corporation Inc.
Notes to Consolidated Financial Statements
(Canadian Dollars)
December 31, 2009 and 2008
(Unaudited – see Notice to Reader dated February 25, 2010)

20.           SUBSEQUENT EVENTS  - continued

(d)
On January 19, 2010, the vendor of the Mira and Sarah licences and Benjamin permit, PetroMed Corporation filed a complaint in the US District Court for the Western District of Washington against the Company and others requesting among other things rescission of Vendor’s irrevocable assignment of its 95.5% interest in the licences and permit and a declaration that the contracts with the defendants are null and void. PetroMed did not join IPC as a defendant.  ITC and the individual defendant have filed a motion to dismiss the complaint. The Company believes the complaint is without merit and is in the process of filing its response.

(e)
On February 12, 2010, The Company’s subsidiary, IPC Cayman along with its sole director filed a complaint in the Second Judicial District of the State of Colorado in Denver against the vendor and others alleging that the defendants are actively interfering with IPC Cayman’s application before the Israel Ministry of National Infrastructure for transfer of IPC Cayman of PetroMed’s 95.5% interest in the licences and permit. The lawsuit seeks injunctive relief, temporary, preliminary and permanent, among other things. A hearing on the request for a preliminary injunction is scheduled for March 18 and 19, 2010.

(f)
On January 18, 2010, IPC Cayman filed applications with the Israel Petroleum Commissioner to transfer the licenses and permit in accordance with Section 76(a) of the Petroleum Law, with the application to transfer the permit also including an application to be granted a license based on the permit and its attending priority rights. The Company was informed by the Manager of IPC, Cayman that, in the light of the dispute as to ownership of the Mira and Sarah drilling licenses and the Benjamin exploration permit, the Petroleum Commissioner has declined to transfer the licenses and permit to IPC Cayman until such disputes are resolved. However, no official communication has been received from the office of the Petroleum Commissioner. Further, IPC Cayman is required to submit seismic data and its interpretation as a condition to transfer of licences and permit which will be released by westernGeco only upon settlement of their dues in full.